DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
2,219,754

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
2,219,754

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,219,754

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
8.22%

14. TYPE OF REPORTING PERSON
IA


This statement constitutes amendment No.2 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew
Dakos on March 16, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2. Item 2 is amended as follows:

Item 2. IDENTITY AND BACKGROUND
 This statement is filed on behalf of Bulldog Investors General Partnership ("BIGP"), 60 Heritage Drive, Pleasantville, NY 10570. BIGP is a general partnership whose business is to make investments and to take actions deemed necessary to increase the value of its investments. The managing general partner of BIGP is Kimball and Winthrop, Inc., 60 Heritage Drive, Pleasantville, NY 10570. Phillip Goldstein is President of Kimball and Winthrop, Inc.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the above are United States citizens.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the proxy statement filed on 01/29/2007 there were 26,977,894 shares of FT outstanding as of 1/2/07. The percentage set forth in item 5 was derived using such number.

a) BIGP and other accounts managed by Phillip Goldstein beneficially own an aggregate of 2,219,754 shares of FT or 8.22% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) During the past 60 days the following shares of FT were purchased, unless previously reported (there were no sales):

12/29/2006	5,000	6.91
1/8/2007	5,000	6.8599
1/8/2007	13,200	6.8976
1/8/2007	22,600	6.8599
1/19/2007	3,700	6.9
2/9/2007	114,000	7
2/9/2007	35,000	7
2/9/2007	13,000	7
2/9/2007	20,000	7
2/9/2007	20,000	7
2/9/2007	33,000	7
2/9/2007	29,000	7
2/9/2007	142,800	7

d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/2/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP